SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Amendment No. 6)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934
Meadow Valley Corporation

(Name of the Issuer)

Meadow Valley Corporation
Meadow Valley Parent Corp. (f/k/a Phoenix Parent Corp.)
Phoenix Merger Sub, Inc.
Meadow Valley Resources LLC (f/k/a Insight Equity Acquisition Resources LLC)
Meadow Valley Holdings LLC (f/k/a Phoenix Holdings Management LLC)
Insight Equity I LP
Insight Equity GP I LP
Insight Equity Holdings I LLC
Insight Equity Holdings LLC
Bradley E. Larson
Kenneth D. Nelson

(Name of Persons Filing Statement)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

583185103

(CUSIP Number of Class of Securities)

Bradley E. Larson Chief Executive Officer Meadow Valley Corporation 4602 East Thomas Road Phoenix, Arizona 85018 (602) 437-5400	Insight Equity I LP c/o Insight Equity Management Company LLC 1400 Civic Place, Suite 250 Southlake, Texas 76092 Attn: Conner Searcy (817) 488-7775

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Persons Filing Statement)

with copies to:

Gregory R. Hall, Esq. DLA Piper LLP (US) 2415 E. Camelback Road Suite 700 Phoenix, Arizona 85016 (480) 606-5100	Ronald J. Lieberman, Esq. Hunton & Williams LLP Bank of America Plaza Suite 4100 600 Peachtree Street, N.E. Atlanta, Georgia 30308-2216 (404) 888-4139	Robert S. Kant, Esq. Brian H. Blaney, Esq. Greenberg Traurig, LLP 2375 E. Camelback Road Suite 700 Phoenix, Arizona 85016 (602) 445-8000

This statement is filed in connection with (check the appropriate box):

a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if this is a final amendment reporting the results of the transaction:  ☑

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$59,986,526	$2,358

*	Calculated solely for the purpose of determining the filing fee. The maximum aggregate transaction value was determined based upon the sum of (a) the product of (i) 5,180,654 shares of Meadow Valley Corporation common stock outstanding on September 16, 2008 and (ii) the merger consideration of $11.25 per share and (b) the product of (i) 266,693 shares of Meadow Valley Corporation common stock subject to currently outstanding options and (ii) the excess of $11.25 over $4.86, the weighted average exercise price with respect to such options (the “Total Consideration”).

**	The filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, was determined by multiplying 0.0000393 by the Total Consideration.

☑	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $2,358
Form or Registration No.: Schedule 14A
Filing Party: Meadow Valley Corporation
Date Filed: September 19, 2008

Introduction

This Amendment No. 6 (this “Final Amendment”) to the Rule 13e-3 Transaction Statement (this “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Meadow Valley Corporation, a Nevada corporation (the “Company”), Meadow Valley Parent Corp. (f/k/a Phoenix Parent Corp.), a Delaware corporation (“Investor”), Phoenix Merger Sub, Inc., a Nevada corporation (“Merger Sub”), Bradley E. Larson, Kenneth D. Nelson, Meadow Valley Resources LLC (f/k/a Insight Equity Acquisition Resources LLC), a Texas limited liability company, Meadow Valley Holdings LLC (f/k/a Phoenix Holdings Management LLC), a Delaware limited liability company, Insight Equity I LP, a Delaware limited partnership, Insight Equity GP I LP, a Delaware limited partnership, Insight Equity Holdings I LLC, a Delaware limited liability company, and Insight Equity Holdings LLC, a Texas limited liability company (collectively, the “Filing Persons”).

This Final amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

All information contained in, or incorporated by reference into, this Transaction Statement concerning each Filing Person was supplied by such Filing Person. The filing of this Transaction Statement shall not be construed as an admission by any of the Filing Persons or by any affiliate of a Filing Person that any Filing Person is an “affiliate” of the Company within the meaning of Rule 13e-3.

Item 15.	Additional Information.

Item 15(b) is hereby amended and supplemented as follows:

On December 26, 2008, at a special meeting of the Company’s stockholders, the Company’s stockholders voted to approve and adopt the Agreement and Plan of Merger (the “Merger Agreement”), dated as of July 28, 2008, by and among the Company, Investor and Merger Sub.

On February 2, 2009, the Company filed Articles of Merger with the Secretary of State of the State of Nevada, pursuant to which Merger Sub was merged with and into the Company, with the Company continuing as the surviving corporation (the “Merger”). As a result of the Merger, the Company became a wholly-owned subsidiary of Investor. At the effective time of the Merger, (i) each outstanding share of the Company’s common stock (other shares contributed to Meadow Valley Holdings LLC immediately prior to the Merger by Bradley E. Larson, Kenneth D. Nelson and Robert W. Bottcher), was canceled and converted into the right to receive $11.25 in cash, without interest (and less applicable withholding taxes), (ii) each outstanding option to purchase common stock of the Company was canceled and converted into the right to receive cash, without interest (and less applicable withholding taxes), in the amount, if any, by which $11.25 exceeded the per share exercise price of that option, and (iii) the separate existence of Merger Sub ceased.

As a result of the Merger, the registration of the Company’s common stock under the Securities Exchange Act of 1934, as amended, will be terminated upon application to the Securities and Exchange Commission, and the Company’s common stock will no longer be listed on any quotation system or exchange, including the Nasdaq Capital Market.

Item 16.	Exhibits.

Item 16 is hereby amended and supplemented by adding the following exhibit thereto:

(a)(5) Press Release issued by Meadow Valley Corporation on February 2, 2009.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2009

MEADOW VALLEY CORPORATION

By:	/s/ David D. Doty
Name:     David D. Doty

Title:	Chief Financial Officer

MEADOW VALLEY PARENT CORP.

By:	/s/ Ted W. Beneski
Name:     Ted W. Beneski

Title:	Chairman of the Board

PHOENIX MERGER SUB, INC.

By:	/s/ Ted W. Beneski
Name:     Ted W. Beneski

Title:	Chairman of the Board

/s/  Bradley E. Larson
BRADLEY E. LARSON

/s/  Kenneth D. Nelson
KENNETH D. NELSON

INSIGHT EQUITY I LP

By: Insight Equity GP I LP
By: Insight Equity Holdings I LLC

By:	/s/ Ted W. Beneski
Name:     Ted W. Beneski

Title:	Chief Executive Officer and Managing Partner

INSIGHT EQUITY GP I LP

By: Insight Equity Holdings I LLC

By:	/s/ Ted W. Beneski
Name:     Ted W. Beneski

Title:	Chief Executive Officer and Managing Partner

INSIGHT EQUITY HOLDINGS I LLC

By:	/s/ Ted W. Beneski
Name:     Ted W. Beneski

Title:	Chief Executive Officer and Managing Partner

INSIGHT EQUITY HOLDINGS LLC

By:	/s/ Ted W. Beneski
Name:     Ted W. Beneski

Title:	Chief Executive Officer and Managing Partner

MEADOW VALLEY RESOURCES LLC

By:	/s/ Ted W. Beneski
Name:     Ted W. Beneski

Title:	Chairman of the Board

MEADOW VALLEY HOLDINGS LLC

By:	/s/ Ted W. Beneski
Name:     Ted W. Beneski

Title:	Chairman of the Board

EXHIBIT INDEX

(a)(1)	Proxy Statement of Meadow Valley Corporation (incorporated by reference to the Schedule 14A filed by Meadow Valley Corporation with the Securities and Exchange Commission on December 4, 2008).
(a)(2)	Form of Proxy Card (incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Meadow Valley Corporation with the Securities and Exchange Commission on December 4, 2008).
(a)(3)	Letter to Stockholders (incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Meadow Valley Corporation with the Securities and Exchange Commission on December 4, 2008 ).
(a)(4)	Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Meadow Valley Corporation with the Securities and Exchange Commission on December 4, 2008).
(a)(5)	Press Release issued by Meadow Valley Corporation on February 2, 2009.
(b)(1)	Debt Commitment Letter, dated as of July 27, 2008, of LBC Credit Partners, Inc. to Insight Equity I LP.*
(b)(2)	Debt Commitment Letter, dated as of July 27, 2008, of LBC Credit Partners, Inc. to Insight Equity I LP.*
(c)(1)	Opinion of Morgan Joseph & Co. Inc., dated July 25, 2008 (incorporated herein by reference to Appendix B of the Proxy Statement on Schedule 14A filed by Meadow Valley Corporation with the Securities and Exchange Commission on December 4, 2008).
(c)(2)	Presentation, dated July 25, 2008, prepared by Morgan Joseph & Co. Inc. for the Special Committee of the Board of Directors and the Board of Directors of Meadow Valley Corporation.*
(c)(3)	Draft Presentation, dated April 7, 2008, prepared by Alvarez & Marsal Securities, LLC for the Special Committee of the Board of Directors of Meadow Valley Corporation.*
(c)(4)	Presentation, dated June 9, 2008, prepared by Alvarez & Marsal Securities, LLC for the Special Committee of the Board of Directors of Meadow Valley Corporation.*
(c)(5)	Financial Projection, dated as of October 24, 2007, prepared by ThomasLloyd Capital LLC for various potential private equity sponsors.*
(c)(6)	Financial Projection, dated as of April 28, 2008, prepared by Meadow Valley Corporation for Insight Equity I LP, Alvarez & Marsal Securities, LLC, Morgan Joseph & Co. Inc. and the Special Committee of the Board of Directors of Meadow Valley Corporation.*
(c)(7)	Appraisal Report, dated April 7, 2008, prepared by AccuVal Associates, Incorporated for Insight Equity I LP.**†
(c)(8)	Letter, dated April 11, 2008, from AccuVal Associates, Incorporated to Insight Equity I LP.*
(c)(9)	MVCO Confidential Executive Summary, dated March 25, 2008, prepared by Alvarez & Marsal Securities, LLC for the Special Committee of the Board of Directors of Meadow Valley Corporation.**
(c)(10)	Draft Presentation dated April 22, 2008, prepared by Alvarez & Marsal Securities, LLC for the Special Committee of the Board of Directors of Meadow Valley Corporation.**
(c)(11)	Draft Presentation dated April 29, 2008, prepared by Alvarez & Marsal Securities, LLC for the Special Committee of the Board of Directors of Meadow Valley Corporation.**
(c)(12)	Draft Letter Opinion of Value, dated May 10, 2008, prepared by CMC, Inc. for Insight Equity I LP.****†
(c)(13)	Phoenix IV Buyout Analysis, dated September 12, 2007, prepared by ThomasLloyd Capital LLC for YVM Acquisition Corporation.***
(c)(14)	Phoenix IV Buyout Analysis, dated September 19, 2007, prepared by ThomasLloyd Capital LLC for YVM Acquisition Corporation.***
(c)(15)	Phoenix IV Buyout Analysis, dated October 25, 2007, prepared by Thomas Lloyd Capital LLC for YVM Acquisition Corporation.***
(c)(16)	Phoenix I Buyout Analysis, dated January 15, 2008, prepared by ThomasLloyd Capital LLC for YVM Acquisition Corporation.***
(c)(17)	Phoenix I Buyout Analysis, dated January 15, 2008, prepared by ThomasLloyd Capital LLC for YVM Acquisition Corporation.***

(d)(1)	Agreement and Plan of Merger, dated July 28, 2008, by and among Phoenix Merger Sub, Inc., Phoenix Parent Corp., and Meadow Valley Corporation (incorporated herein by reference to Appendix A of the Proxy Statement on Schedule 14A filed by Meadow Valley Corporation with the Securities and Exchange Commission on December 4, 2008).
(d)(2)	Rollover Commitment Letter, dated as of July 28, 2008, from Phoenix Holdings Management LLC to Insight Equity Acquisition Resources LLC, Bradley E. Larson and Kenneth D. Nelson.*
(d)(3)	Letter Agreement, dated as of July 28, 2008, from Phoenix Holdings Management LLC to Insight Equity Acquisition Resources LLC, Bradley E. Larson and Kenneth D. Nelson.*
(d)(4)	Amendment, dated as of July 28, 2008, to the Rights Agreement dated as of February 13, 2007, by and between and between Meadow Valley Corporation and Corporate Stock Transfer, Inc., as rights agent (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Meadow Valley Corporation with the Securities and Exchange Commission on July 28, 2008).
(d)(5)	Proposal Letter, dated as of April 2, 2008, by and among Insight Equity I LP, YVM Acquisition Corporation, Bradley E. Larson and Kenneth D. Larson.*
(f)	The information set forth in the Proxy Statement on Schedule 14A filed by Meadow Valley Corporation with the Securities and Exchange Commission on December 4, 2008 under the caption “Special Factors — Rights of Dissenting Stockholders” is incorporated herein by reference.
(g)	None.

*	Previously filed with the SEC on September 19, 2008.

**	Previously filed with the SEC on October 27, 2008.

***	Previously filed with the SEC on November 24, 2008.

****	Previously filed with the SEC on December 1, 2008.

†	Certain information in this exhibit has been omitted and filed separately with the SEC pursuant to a confidential treatment request under Rule 24b-2 of the Exchange Act. Omitted portions are indicated in this exhibit with [****].